Exhibit 99.2

Alibaba Group Receives 33% Equity Stake in Ant Financial

On September 23, 2019, pursuant to the 2014 share and asset purchase agreement, as amended (the “SAPA”), Alibaba Group Holding Limited (together with its subsidiaries, “Alibaba,” or “we”) received a newly-issued 33% equity interest in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial”) (the “Issuance”) following the satisfaction of the closing conditions set forth in the SAPA. Alibaba holds this equity interest through an onshore PRC subsidiary.  SAPA and related agreements are more fully described in and filed as an exhibit to Alibaba Group’s annual report on Form 20-F for the fiscal year ended March 31, 2019.

Receipt of Equity Interest, Termination of Profit-Sharing Arrangements and Cross-Licensing Arrangements

Pursuant to the SAPA, the consideration paid by Alibaba to receive the newly-issued 33% equity interest in Ant Financial was fully funded by payments from Ant Financial and its subsidiaries to Alibaba in consideration for certain intellectual property rights and assets that we transferred under the SAPA.

Upon closing of the Issuance, our previous intellectual property and software technology services agreement with Ant Financial and Alipay.com Co., Ltd. (the “2014 IPLA”) was amended and restated (as amended and restated, the “Amended IPLA”), and the profit-sharing arrangement under the 2014 IPLA, under which Ant Financial previously paid fees amounting to 37.5% of its pre-tax profits to Alibaba, was terminated.

Pursuant to the SAPA, in connection with the receipt of the Issuance, we have entered into a cross license agreement with Ant Financial providing for a cross license of certain patents, trademarks, software and other technology between Ant Financial and us (including but not limited to patents and software transferred at the Issuance closing).  The cross license agreement also contains provisions relating to cooperation and coordination between Ant Financial and Alibaba on various intellectual property matters, including prosecution, enforcement, acquisition, and joint defense arrangements, among other matters.

Pursuant to our rights under the SAPA, two Alibaba officers nominated by us have been elected to the board of Ant Financial, with an effective appointment date of September 17, 2019.

Financial and Accounting Disclosures

As the Issuance represents a minority stake in Ant Financial, we will not consolidate Ant Financial in our consolidated financial statements under U.S. GAAP but will account for it under the equity method.

The results of operations of Ant Financial, as our equity investee, will impact our financial results. The primary accounting impact and changes in accounting treatment resulting from the completion of the Issuance consist of the following:

Termination of profit share and cash flow impact

The existing Profit Share Payments (as defined in the Company’s Form 20-F for the year ended March 31, 2019) arrangement has now been terminated. For the years ended March 31, 2017, 2018 and 2019, the Profit Share Payments recorded in “Other income, net” in the consolidated income statements amounted to RMB 2,086 million, RMB 3,444 million and RMB517 million, respectively.  We will not receive these cash inflows from Ant Financial going forward.

Equity method accounting

We will account for our interest in Ant Financial under the equity method and record it in “Investments in equity investees” on our consolidated balance sheet.  We will record a significant one-time gain in our consolidated income statement upon receipt of the Issuance, and we are in the process of finalizing the valuation assessment. Going forward, we will record our proportionate share of results of Ant Financial together with any corresponding basis difference adjustments in “Share of results of equity investees” in our consolidated income statements on a one quarter in-arrears basis.

Forward-Looking Statements

This communication contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Among other things, statements that are not historical facts, including statements about the completion of transactions, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the possibility that various closing conditions for transactions may not be satisfied or waived. All information contained in this announcement is as of the date of this announcement and are based on assumptions that Alibaba believes to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.